UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

Commission File Number: 001-31739

AuRico Gold Inc.
(Translation of registrant's name into English)

110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated December 13, 2012

99.2	News Release dated December 14, 2012

99.3	News Release dated December 17, 2012

99.4	Material Change Report dated December 13, 2012

99.5	Material Change Report dated December 14, 2012

99.6	Material Change Report dated December 17, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURICO GOLD INC.
(Registrant)

Date: December 18, 2012	By:	/s/ Trent Mell

Trent Mell
	Title:	Executive Vice President, Corporate Affairs